[Janus Letterhead]
July 8, 2011
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)
1933 Act File No. 033-63212
1940 Act File No. 811-07736
Post-Effective Amendment No. 50
Dear Mr. Burak:
On behalf of the Registrant and its portfolios (each, a “Portfolio” and collectively, the “Portfolios”), this letter is to respond to your comments made by telephone on March 31, 2011 with respect to the Registrant’s Post-Effective Amendment No. 50 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 14, 2011. The comments of the Staff of the Securities and Exchange Commission (the “Staff”) and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant’s other prospectuses and statements of additional information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: The Staff requested that the Registrant remove the caption “Fee Waiver” from the expense table and remove the corresponding footnote regarding the contractual waiver if a Portfolio did not have a waiver in effect.
Response: The Registrant confirms that it has removed references to a “Fee Waiver” in the Annual Fund Operating Expenses table, as well as the corresponding footnote, for any Portfolio that did not have a waiver in effect during the applicable period.

3.	Staff Comment: Referencing the annual shareholder reports for Flexible Bond Portfolio, Balanced Portfolio, and Enterprise Portfolio, the Staff requested that the Registrant consider adding derivative investments disclosure as part of each Portfolio’s principal investment strategy.
Response: The Registrant acknowledges the comment and confirms that although the referenced Portfolios utilized certain derivatives during the prior fiscal period, the Registrant does not consider such investments to be part of the Portfolios’ primary investment strategies and therefore believes that the disclosure as presented continues to comply with requirements of Form N-1A and guidance offered by the SEC. The Registrant does intend, however, to review the use and impact of derivatives in relation to each Portfolio in connection with each annual update and will update the disclosure as necessary.
4.	Staff Comment: The Staff requested that the Registrant add the word “taxes” to the parenthetical statement “(reflects no deduction for fees or expenses)” found in the performance information section related to each Portfolio’s benchmark index.

Response: The Registrant confirms that it has added the requested disclosure.
5.	Staff Comment: The Staff requested that the Registrant clarify whether the MSCI indices referenced in the performance tables for Overseas Portfolio, Worldwide Portfolio, and Global Technology Portfolio include foreign withholding taxes and, if so, to please update the disclosure accordingly.
Response: The Registrant responds by noting that the performance information for the MSCI indices is net of foreign withholding taxes and confirms that it has added “(net)” following each reference to the applicable MSCI index to clarify this point within the performance tables.
6.	Staff Comment: The Staff requested that the Registrant include language in the “Pricing of Portfolio Shares” section for Dynamic Allocation Portfolio indicating that the Portfolio’s net asset value (“NAV”) is based, in part, on the NAVs of the underlying funds.

Response: The Registrant confirms that the disclosure has been updated.
7.	Staff Comment: The Staff requested that Appendix A to the Dynamic Allocation Portfolio Prospectus be updated to include a comprehensive list of underlying funds available for investment by the Portfolio.
Response: The Registrant confirms that all currently available underlying funds are listed in Appendix A to the Prospectus.
8.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as Correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.
Respectfully,
/s/ Robin Nesbitt
Robin Nesbitt
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq. Patrick Scott, Esq. Donna Brungardt